Exhibit 99.1

14 November 2016

Dear Preference Shareholder,

As you may have read, The Bank of N.T. Butterfield & Son Limited (“Bank”) recently announced that it is exercising its option to redeem all of its outstanding 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares, par value USD0.01 per share (“Preference Shares”) on 15 December 2016.

You will, therefore, receive a make-whole payment of USD1,180.00 for each Preference Share you hold on the record date (1 December 2016) for which payment will be despatched on 15 December 2016 and at which time your Preference Shares will be cancelled.

The make-whole payment amount was determined in accordance with the Terms and Conditions of the Certificate of Designation. Such payment comprises the sum of the dividend per Preference Share for the current quarter, the $1,000 Liquidation Preference of each Preference Share, discounted for present value, and the present value of future dividend payments that would have been paid through 22 June 2019.

The Board of Directors determined that, given the Bank’s strong capital position following the successful initial public offering of its common shares on the New York Stock Exchange in September, along with its ability to organically grow its capital position through its ongoing business operations, it is an appropriate time and in the best interests of the Bank to redeem the Preference Shares.

The offering of Preference Shares in 2009 was an important part of the Bank’s strategy to recapitalise and de-risk its balance sheet in the context of the global financial crisis that necessitated the write off of certain non-performing loans and investments. The recapitalisation effort was completed in 2010 with the injection of $550 million of new capital from certain institutional shareholders.

During the ensuing period, the Bank, under a new management team, rationalised its business model to focus on core businesses and geographies and has returned to profitability. The Bank today is well-capitalised and poised for continued development and expansion of its businesses in its core markets.

Concurrently with the redemption of the Preference Shares, the Bank will discontinue payment of the guarantee fees payable to the Government under the guarantee agreement, amounting to approximately BD$1.8 million per annum, which amount will instead accrete to earnings and be deployed for, among other things, general corporate purposes.

Since 2009, the Bank has met all of its obligations with respect to dividend payments on the Preference Shares, and we are pleased to be in a position to effect an early redemption of the Preference Shares under the applicable terms and conditions.

Should you be looking for opportunities to reinvest the make-whole redemption payment you will receive on 15 December 2016, we strongly recommend that you speak with your personal financial adviser to discuss the various options that are available to you.

On behalf of the Board of Directors, I would like to take this opportunity to thank you—and all of our shareholders—for your support of the Bank at a time when it was most needed. I would also like to thank the Government of Bermuda for supporting the Preference Share offering with its unconditional guarantee of dividends and principal.

Sincerely,

/s/ Barclay Simmons
Barclay Simmons
Chairman of the Board